Mail Stop 3561

April 7, 2006

By Facsimile and U.S. Mail

Mr. Homi B. Patel
Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

> **Re:** **Hartmarx Corporation**
> **Form 10-K for the year ended November 30, 2005**
> **Filed February 13, 2006**
> **File No. 1-08501**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended November 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

1.   In future filings, please disclose the interest payments on long-term debt obligations in the contractual obligations table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, please include a discussion that provides appropriate disclosure regarding future interest payments.

Financial Statements, page 25

Consolidated Statement of Shareholders' Equity, page 31

2.   Based upon our review of previously filed annual reports dating back to your 1999 Form 10-K, we believe that you may have inappropriately charged your net losses on the reissuance of your treasury shares to capital surplus since it does not appear that you had sufficient previous gains on treasury stock reissuances to offset. Please revise your financial statements accordingly or otherwise tell us your basis in GAAP for your accounting treatment. Refer to paragraph 12 of APB 6.

Acquisitions, page 40

3.   Please provide us copies of the employment agreements you entered into with the principals of Simply Blue and Misook.

Exhibits 31.1 and 31.2

4.   Please confirm that the inclusion of the titles of the certifying officers in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. In future filings please remove the titles of the certifying officers the introductory paragraph. Please refer to Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. Any other questions regarding disclosure issues may be directed to the undersigned at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief